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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.           )   *

TriMas Corporation
(Name of Issuer)
Common stock, par value $0.01 per share
(Title of Class of Securities)
896215209
(Cusip Number) Seth Hendon c/o Tinicum Lantern II L.L.C. 800 Third Avenue 40th Floor New York, NY 10022 212-446-9300
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
July 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Found on Page 17

13D

CUSIP No. 896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Capital Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,871,600 Shares, which is 5.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,856,394
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,856,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 18 Pages

13D

CUSIP No. 896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Capital Partners II Parallel Fund, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,871,600 Shares, which is 5.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,656
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 18 Pages

13D

CUSIP No. 896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Capital Partners II Executive Fund L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,871,600 Shares, which is 5.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,550
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 18 Pages

13D

CUSIP No. 896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Lantern II L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,871,600 Shares, which is 5.6% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,871,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,871,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,871,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 18 Pages

13D

CUSIP No. 896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Terence M. O’Toole
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,871,600 Shares, which is 5.6% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,871,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,871,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,871,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 18 Pages

13D

CUSIP No. 896215209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric M. Ruttenberg
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,871,600 Shares, which is 5.6% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,871,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,871,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,871,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 18 Pages

Item 1. Security And Issuer

This statement relates to shares of common stock, par value $0.01 per share (the “Shares”), of TriMas Corporation (the “Company”). The Company’s principal offices are located at 39400 Woodward Avenue, Suite 130, Bloomfield Hills, Michigan 48304.

Item 2.	Identity And Background

(a)       This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP II”), with respect to the Shares held by it;

(ii)	Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership (the “Parallel Fund”), with respect to the Shares held by it;

(iii)	Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company (the “Executive Fund”), with respect to the Shares held by it;

(iv)

Tinicum Lantern II L.L.C., a Delaware limited liability company which is the general partner of each of TCP II and the Parallel Fund and the managing member of the Executive Fund (the “Manager”), with respect to the Shares held by each of the Funds (as defined below);

(v)	Terence M. O’Toole, a United States citizen and a managing member of the Manager (“O’Toole”), with respect to the Shares held by each of the Funds; and

(vi)	Eric M. Ruttenberg, a United States citizen and a managing member of the Manager (“Ruttenberg”), with respect to the Shares held by each of the Funds.

TCP II, the Parallel Fund and the Executive Fund are together referred to herein as the “Funds”. O’Toole and Ruttenberg are together referred to herein as the “Individual Reporting Persons”.

(b)       The address of the principal business office of each of the Reporting Persons is 800 Third Avenue, 40th Floor, New York, NY 10022.

(c)       The principal business of TCP II is that of a private investment partnership engaging in the purchase and sale of investments for its own account. The principal business of each of the Parallel Fund and the Executive Fund is that of a private investment partnership or limited liability company, as applicable, engaging in the purchase and sale of investments for its own account and, subject to certain restrictions and exceptions, investing side-by-side with TCP

Page 8 of 18 Pages

II. The principal business of the Manager is to act as the general partner to each of TCP II and the Parallel Fund and the managing member of the Executive Fund. The principal business of each of the Individual Reporting Persons is serving as managing member of the Manager and an affiliated investment management company.

(d)       None of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is set forth above.

Item 3. Source And Amount Of Funds And Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Funds is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
TCP II	1,856,394	$13,541,396.17
Parallel Fund	9,656	$70,431.50
Executive Fund	5,550	$36,677.49

The consideration for such acquisitions was obtained for each of the Funds from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by each of the Funds at Goldman, Sachs & Co. Each of the Funds may hold from time to time certain securities in its margin account at Goldman, Sachs & Co., and such account may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose Of the Transaction

The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Funds were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or

Page 9 of 18 Pages

minimum number of Shares which it may hold at any point in time. Subject to certain restrictions or exceptions, it is anticipated that the Parallel Fund and the Executive Fund will acquire or dispose of securities in tandem with TCP II.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or any other persons regarding the Company, including but not limited to its operations and finances.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interests In Securities Of The Issuer

(a)	The Funds
(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 33,409,500 Shares outstanding as of May 7, 2008, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed with the Securities and Exchange Commission on May 7, 2008.

(c)

The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Funds in the past 60 days are set forth on Schedules A-C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Persons are managing members of the Manager.

(e)	Not applicable.

(b)	The Manager
(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Manager is incorporated herein by reference.

Page 10 of 18 Pages

(c)	None.

(d)

The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Persons are managing members of the Manager.

(e)	Not applicable.

(d)	The Individual Reporting Persons
(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)

The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Persons are managing members of the Manager.

(e)	Not applicable.

The Shares reported hereby for each of the Funds are owned directly by such Fund. The Manager, as general partner to each of TCP II and the Parallel Fund and managing member of the Executive Fund, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Individual Reporting Persons, as managing members of the Manager, may be deemed to be the beneficial owners of all such Shares owned by the Funds. Each of the Manager and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities

Of The Issuer

Under the terms of its organizational documents, but subject to certain restrictions and exceptions provided therein, each of the Parallel Fund and the Executive Fund purchases, disposes of and makes investment decisions with respect to securities (including but not limited to the Shares) in tandem with TCP II. Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Page 11 of 18 Pages

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 12 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2008

/s/ Eric M. Ruttenberg

TINICUM LANTERN II L.L.C.,

On its own behalf and

as the General Partner of

TINICUM CAPITAL PARTNERS II, L.P. and

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P. and as the Managing Member of

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

By Eric M. Ruttenberg,

Managing Member

/s/ Terence M. O'Toole

Terence M. O’Toole

/s/ Eric M. Ruttenberg

Eric M. Ruttenberg

Page 13 of 18 Pages

SCHEDULE A

TINICUM CAPITAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE ($)

6/2/2008	4,105	8.31
6/26/2008	84,309	5.81
6/27/2008	74,391	5.88
6/30/2008	9,522	6.04
7/1/2008	49,594	5.91
7/2/2008	14,482	6.02
7/3/2008	26,979	5.95
7/7/2008	38,286	5.91
7/8/2008	14,977	6.03
7/9/2008	69,431	5.94
7/10/2008	59,413	5.95
7/11/2008	102,362	5.55
7/14/2008	24,797	5.60
7/15/2008	20,532	5.48
7/16/2008	10,514	5.69
7/18/2008	16,961	5.72

Page 14 of 18 Pages

SCHEDULE B

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE ($)

6/2/2008	21	8.31
6/26/2008	439	5.81
6/27/2008	387	5.88
6/30/2008	50	6.04
7/1/2008	258	5.91
7/2/2008	75	6.02
7/3/2008	140	5.95
7/7/2008	199	5.91
7/8/2008	78	6.03
7/9/2008	361	5.94
7/10/2008	309	5.95
7/11/2008	532	5.55
7/14/2008	129	5.60
7/15/2008	107	5.48
7/16/2008	55	5.69
7/18/2008	88	5.72

Page 15 of 18 Pages

SCHEDULE C

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE ($)

6/2/2008	12	8.31
6/26/2008	252	5.81
6/27/2008	222	5.88
6/30/2008	28	6.04
7/1/2008	148	5.91
7/2/2008	43	5.99
7/3/2008	81	5.95
7/7/2008	115	5.91
7/8/2008	45	6.03
7/9/2008	208	5.94
7/10/2008	178	5.95
7/11/2008	306	5.55
7/14/2008	74	5.60
7/15/2008	61	5.48
7/16/2008	31	5.69
7/18/2008	51	5.72

Page 16 of 18 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 17 of 18 Pages

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: July 21, 2008

/s/ Eric M. Ruttenberg

TINICUM LANTERN II L.L.C.,

On its own behalf,

as the General Partner of

TINICUM CAPITAL PARTNERS II, L.P. and

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

and as the Managing Member of

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

By Eric M. Ruttenberg,

Managing Member

/s/ Terence M. O'Toole

Terence M. O’Toole

/s/ Eric M. Ruttenberg

Eric M. Ruttenberg

Page 18 of 18 Pages